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Eli Calderón Morin

Y Combinator Hackathon Winner. Founder & CEO @All_ebt
Food Stamps online #buidl

Puerto Rico area

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 Y Combinator

 University of California, Los Angeles

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Y Combinator Hackathon Winner. I believe that access to financial services are a basic human right. Founder & CEO @All_ebt Food Stamps #buidl A small role in: AdMob exit to Google SnapTell exit to Amazon Appfuel exit to Tune Alohar exit to Alibaba Eli has been a team member and advisor to tech...

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Business Strategy	Online Advertising	Product Management	Transportation

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Activity

8,340 followers

 

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Experience

 **Hackathon Winner**

Y Combinator

2018 – Present · 1 yr
Mountain View, California

Y Combinator Hackathon Winners
- All_ebt named 1 of 5 winners
- 250 People
- 80 Projects
- Judges: Michael Seibel (Y Combinator CEO), Kat Manalac (YC Partner), & others
- Beat down top engineering teams from Instagram, Airbnb, & SpaceX for a winning spot

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Y Combinator Hackathon Winners



EOS Hackathon Winner (Social Impact)

Block.one

2018 – Present · 1 yr
San Francisco, California

EOS.io Social Impact Winners & Grand Finalist
- Incubated by Block.one & EOS.vc ($1 Billion Fund)
- 1 of top 19 EOS Teams from around the world
- Selected out of 1,724 blockchain developers & participants... See more



EOS Hackathon Winners



Founder & CEO

All_ebt

2018 – Present · 1 yr
Greater Los Angeles Area

We believe that access to financial services are a basic human right. All_ebt is a virtual card for Food Stamps, empowering underbanked and low-income communities with access to shop online. All_ebt is a consumer on-ramp for mass crypto adoption and financial services.

All_ebt



Investor (Republic)

Everytable

2018 – Present · 1 yr
Greater Los Angeles Area

Healthy food is a human right. But $9 green juices and $12 salads make healthy food a luxury most people can't afford. In fact, many communities in the U.S. have so little access to healthy, affordable food, they're called "food deserts." These communities experience high rates of obesity, diabetes, and stress.... See more

Investor (Wefunder) / Everipedia

Distributed Machines, Inc.

2016 – Present · 3 yrs
Greater Los Angeles Area



A Wikipedia rival just landed $30 million...

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Education

University of California, Los Angeles

UCLA Anderson School of Management - Certificate, Entertainment & Media Management Institute

2005 – 2005

Undergraduate management seminar investigating new business models and emerging trends within the Digital Media and entertainment industries. Taken towards undergraduate course work and degree.

University of California, Irvine

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Activities and Societies: Dean's Honors List, Fall 2004

Music, Performing Arts

Y Combinator
Startup School Graduate
2018 – 2018

Y Combinator Startup School Graduate

https://www.startupschool.org/companies/allebt



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